Exhibit 2

FOR IMMEDIATE RELEASE	24 OCTOBER 2016

WPP PLC (“WPP”)

FITCH acquires majority stake in customer experience design consultancy

StartJG Hong Kong

WPP announces that its wholly-owned operating company FITCH, the leading global retail and brand consultancy, has taken a majority stake in StartJG Hong Kong, a brand and customer experience design consultancy. Formerly part of the Start Group, an independent network, StartJG Hong Kong will be changing its name to FITCH Design Ltd.

StartJG Hong Kong was founded in 2009 and employs around 40 people. StartJG Hong Kong specialises in branding, environment and interaction design with strong digital and retail branding capabilities. Clients include Swire Properties, Nord Anglia Education (NAE) HK and Genting HK.

StartJG Hong Kong’s gross revenues for the year ending 31 March 2016 were HKD 31.1 million with gross assets of HKD 10.3 million as at the same date.

This acquisition will enhance FITCH’s existing offering, strengthening its presence within the China market and continues WPP’s strategy of investing in important markets and sectors. Collectively, WPP companies in Greater China generate revenues of US$1.6 billion and employ 14,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Juliana Yeh, WPP	+852 22803790